Mail Stop 4561

September 12, 2008

Peter H. Cheesbrough
Chief Financial Officer, Executive
    Vice President and Treasurer
CIBER, Inc.
5251 DTC Parkway, Suite 1400
Greenwood Village, CO 80111

> **Re:** **CIBER Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-13103**

Dear Mr. Cheesbrough:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief